Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159164

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 7, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated May 21, 2009)

$

Entergy Mississippi, Inc.

FIRST MORTGAGE BONDS,

        % SERIES DUE APRIL 15, 2040

We are offering $             million of our First Mortgage Bonds,     % Series due April 15, 2040. We will pay interest on the bonds on January 15, April 15, July 15 and October 15 of each year. The first interest payment on the bonds will be made on July 15, 2010. We may redeem the bonds prior to maturity, in whole or in part, at any time on or after April 15, 2015 at a redemption price equal to the principal amount being redeemed plus any accrued and unpaid interest. The bonds will be issued in denominations of $25 and integral multiples of $25.

We intend to apply to list the bonds on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the bonds are first issued.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage and deed of trust, which has the benefit of a first mortgage lien on substantially all of our property.

Investing in the bonds involves risks. See “Risk Factors” on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Entergy Mississippi (before expenses)
Per bond		%		%		%
Total	$		$		$

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about April      , 2010.

Book-Running Manager

Citi

Co-Managers

CastleOak Securities, L.P.	Doley Securities, LLC
Ramirez & Co., Inc.	Stephens Inc.

April   , 2010

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or SEC. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer of the bonds in any state where the offer is not permitted.

Prospectus Supplement

Prospectus

RISK FACTORS

Investing in the bonds involves certain risks. In considering whether to purchase the bonds, you should carefully consider the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

RECENT DEVELOPMENT

In September 2009, we filed proposed modifications to our formula rate plan rider with the Mississippi Public Service Commission (“MPSC”). On March 4, 2010, the MPSC issued an order: (1) providing the opportunity for a reset of our return on common equity to a point within the formula rate plan bandwidth and eliminating the 50/50 sharing in the current plan, (2) modifying the performance measurement process and (3) replacing the current revenue change limit of 2% of revenues subject to a $14.5 million revenue adjustment cap with a limit of 4% of revenues (any adjustment above 2% requires a hearing before the MPSC). The MPSC did not approve our request to use a projected test year for our annual scheduled formula rate plan filing, and therefore, we will continue to use a historical test year for our annual evaluation reports under the plan.

On March 15, 2010, we submitted our first annual filing under the new formula rate plan rider for the 2009 test year. Our filing requests a revenue increase to reset our return on common equity to 11.74%, which is a point within the formula rate plan bandwidth. The Mississippi Public Utilities Staff has until April 30, 2010 to review our filing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC’s public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549-1004

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus supplement. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later will automatically update and supersede this information. We incorporate by reference the 2009 Form 10-K along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, if the filings are made prior to the time that all of the bonds are sold in this offering.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or calling us at the following address and telephone number:

Ms. Dawn A. Abuso

Assistant Secretary

Entergy Mississippi, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-6755

You may also direct your requests via email to dabuso@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus supplement or the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from our annual financial statements for the three-year period ended December 31, 2009, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2009 Form 10-K. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended December 31,
	2009	2008	2007
	(Dollars in Thousands)
Income Statement Data:
Operating Revenues	$1,177,304	$1,462,182	$1,372,802
Operating Income	166,187	135,190	141,945
Interest and Other Charges	49,491	44,937	44,472
Net Income	77,636	59,710	72,106
Ratio of Earnings to Fixed Charges(1)	3.25	2.92	3.22

	As of December 31, 2009 Actual
	Amount	Percent
	(Dollars in Thousands)
Balance Sheet Data(2):
Preferred Stock (without sinking fund)	$50,381	3.2%
Shareholders’ Equity:
Common Stock	199,326	12.6%
Capital Stock Expense and Other	(690)	0.0%
Retained Earnings	490,129	30.9%

Total Shareholders’ Equity	688,765	43.5%
First Mortgage Bonds	800,000	50.5%
Other Long-Term Debt(3)	45,304	2.8%

Total Capitalization	$1,584,450	100.0%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represent the aggregate of (a) income before the cumulative effect of an accounting change, (b) taxes based on income, (c) investment tax credit adjustments—net and (d) fixed charges, and “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.
(2)	We intend to use the proceeds we receive from this offering, together with other available funds, to redeem prior to maturity $100 million in aggregate principal amount of our outstanding first mortgage bonds; as a result, this offering will not have a material effect on our capitalization. See “Use of Proceeds.”
(3)	Consists of pollution control revenue bonds and environmental revenue bonds in the amount of $46.03 million (less $726,000 of unamortized premium and discount—net) that are secured by non-interest bearing first mortgage bonds in the amount of $48.88 million.

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $             million after deducting underwriting discounts and commissions and estimated offering expenses. We will use the net proceeds we receive from the issuance and sale of the bonds, together with other available funds, to redeem prior to maturity certain outstanding debt with an interest rate of 7.25% and a maturity date of December 1, 2032, at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date. Pending the application of the net proceeds, we will use a portion to repay borrowings from the Entergy System money pool and will invest a portion in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE BONDS

Interest, Maturity and Payment

We are offering $             million of our First Mortgage Bonds,             % Series due April 15, 2040. We will pay interest on the bonds on January 15, April 15, July 15 and October 15 of each year, beginning on July 15, 2010. Interest will accrue at the rate of             % per year and will start to accrue from the date that the bonds are issued. As long as the bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day (as defined below) immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of             % per year to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the corporate trustee is closed for business.

Form and Denomination

The bonds will be issued in denominations of $25 and integral multiples thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of the New Bonds—Book-Entry Only Securities.”

Optional Redemption

We may redeem the bonds prior to maturity, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at any time on or after April 15, 2015, at a redemption price equal to the principal amount of the bonds being redeemed, plus accrued and unpaid interest thereon to the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the corporate trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series under our mortgage including the bonds.

Dividend Covenant

We will not enter into a dividend covenant with respect to the bonds; however, so long as the first mortgage bonds we have issued prior to the date hereof remain outstanding, holders of the bonds offered herein will indirectly benefit from our covenant relating to those outstanding first mortgage bonds to restrict our payment of cash dividends on our common stock in certain circumstances.

Issuance of First Mortgage Bonds

The bonds will be issued on the basis of retired bond credits. As of February 28, 2010, approximately $735 million of first mortgage bonds could have been issued under our mortgage on the basis of net property additions, and approximately $135 million of first mortgage bonds could have been issued under our mortgage on the basis of retired bond credits.

Trading Characteristics

We intend to apply to list the bonds on the New York Stock Exchange. The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds except as included in the trading price thereof. Any portion of the trading price of a bond that is attributable to accrued but unpaid interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

Trustee

The Bank of New York Mellon is the corporate trustee under the mortgage. Effective June 1, 2009, the co-trustee under our mortgage resigned. The corporate trustee is not required to appoint a co-trustee unless and until we or the corporate trustee determines that it is necessary to do so.

Sinking or Improvement Fund

The bonds are not subject to redemption under any sinking or improvement fund.

Additional Information

For additional information about the bonds, see “Description of the New Bonds” in the accompanying prospectus, including:

1.	additional information about the terms of the bonds, including security,

2.	general information about the mortgage and the corporate trustee,

3.	a description of certain restrictions contained in the mortgage, and

4.	a description of events of default under the mortgage.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Name	Principal Amount of Bonds
Citigroup Global Markets Inc.	$
CastleOak Securities, L.P.
Doley Securities, LLC
Samuel A. Ramirez & Company, Inc.
Stephens Inc.

Total	$

The underwriters have committed, subject to the terms and conditions set forth in the underwriting agreement, to take and pay for all of the bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer all or part of the bonds directly to the public at the price to public set forth on the cover page hereof and may offer part of the bonds to certain securities dealers at such price less a concession not in excess of $             per bond. The underwriters may allow, and such dealers may reallow certain brokers and dealers, a concession not in excess of $             per bond. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against, or to contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be $280,000, excluding underwriting discounts and commissions.

The bonds will constitute a new class of securities with no established trading market. We intend to apply to list the bonds on the New York Stock Exchange, and trading of the bonds is expected to commence within the 30-day period after the bonds are first issued. The underwriters have advised us that they intend to make a market in the bonds prior to the commencement of trading on the New York Stock Exchange, but they are not obligated to do so and may discontinue such market-making activities at any time without notice. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We cannot give any assurance as to the maintenance of the trading market for, or the liquidity of, the bonds.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day (T+5) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement or the next business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement or the next business day should consult their own advisors.

In the ordinary course of their respective businesses, certain of the underwriters and certain of their affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. Certain of the underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

EXPERTS

The financial statements and the related financial statement schedule as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference in this prospectus supplement and the accompanying prospectus, and the effectiveness of Entergy Mississippi, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$350,000,000

FIRST MORTGAGE BONDS

ENTERGY MISSISSIPPI, INC.

308 East Pearl Street

Jackson, Mississippi 39201

(601) 368-5000

We -

•	may periodically offer our first mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of first mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds -

•	will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our property; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You -

•	will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of first mortgage bonds only if accompanied by the prospectus supplement for that series. We will provide the specific information for those offerings and the specific terms of these first mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the first mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the first mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of first mortgage bonds.

The date of this prospectus is May 21, 2009.

RISK FACTORS

Investing in the first mortgage bonds involves certain risks. In considering whether to purchase the first mortgage bonds being offered by this prospectus (the “New Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly report on Form 10-Q for the quarter ended March 31, 2009, which are each incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. Under this shelf process, we may sell the New Bonds described in this prospectus in one or more offerings up to a total dollar amount of $350 million. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. It is important for you to consider the information contained in this prospectus and the related prospectus supplement together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

ENTERGY MISSISSIPPI, INC.

We are an electric public utility company providing service to customers in the State of Mississippi since 1923. Our principal executive offices are located at 308 East Pearl Street, Jackson, Mississippi 39201. Our telephone number is 1-601-368-5000. We currently serve approximately 432,000 customers in the State of Mississippi.

We are owned by Entergy Corporation. The other major public utilities owned, directly or indirectly, by Entergy Corporation are Entergy Arkansas, Inc., Entergy Gulf States Louisiana, L.L.C., Entergy Louisiana, LLC, Entergy New Orleans, Inc. and Entergy Texas, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station (“Grand Gulf”) and Entergy Operations, Inc., a nuclear management services company.

Capacity and energy from Grand Gulf are allocated among Entergy Arkansas, Inc., Entergy Louisiana, LLC, Entergy New Orleans, Inc. and us under a unit power sales agreement. Our allocated share of Grand Gulf’s capacity and energy together with related costs is 33%. Payments we make under the unit power sales agreement are generally recovered through rates set by the Mississippi Public Service Commission, which regulates our electric service, rates and charges. We are also subject to regulation by the Federal Energy Regulatory Commission.

Together with Entergy Arkansas, Inc., Entergy Louisiana Properties, LLC, and Entergy New Orleans, Inc., we own all of the capital stock of System Fuels, Inc. System Fuels, Inc. is a special purpose company that implements and maintains programs for the purchase, delivery and storage of fuel supplies for Entergy Corporation’s utility subsidiaries.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings, including the status of industry restructuring in our service areas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC, under the Securities Act of 1933 (the “Securities Act”). This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC’s public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the offerings contemplated by this prospectus are completed or terminated:

1.	our annual report on Form 10-K for the year ended December 31, 2008 (the “Annual Report on Form 10-K”); and

2.	our quarterly report on Form 10-Q for the quarter ended March 31, 2009.

You may access a copy of any or all of these filings, free of charge, at our website, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Ms. Dawn A. Abuso

Assistant Secretary

Entergy Mississippi, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-6755

You may also direct your requests via e-mail to dabuso@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any accompanying prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the New Bonds. We are not, nor are any underwriters, dealers or agents, making an offer of the New Bonds in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus or any accompanying prospectus supplement are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates.

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

Twelve Months Ended
March 31, 2009	December 31,
	2008	2007	2006	2005	2004
2.92	2.92	3.22	2.54	3.16	3.41

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

USE OF PROCEEDS

The net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

General

We will issue the New Bonds offered by this prospectus from time to time in one or more series under one or more separate supplemental indentures to the Mortgage and Deed of Trust dated as of February 1, 1988, with The Bank of New York Mellon, successor corporate trustee, and Stephen J. Giurlando, successor co-trustee, together referred to in this prospectus as “trustees.” This Mortgage and Deed of Trust, as amended and supplemented, is referred to in this prospectus as the “mortgage.” All first mortgage bonds issued or to be issued under the mortgage, including the New Bonds offered by this prospectus, are referred to herein as “bonds.”

The statements in this prospectus and any accompanying prospectus supplement concerning the New Bonds and the mortgage are not comprehensive and are subject to the detailed provisions of the mortgage. The mortgage and a form of supplemental indenture are filed as exhibits to the registration statement of which this prospectus forms a part. You should read these documents for provisions that may be important to you. The mortgage has been qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the New Bonds. Wherever particular provisions or defined terms in the mortgage are referred to under this heading “Description of the New Bonds,” those provisions or defined terms are incorporated by reference in this prospectus.

Terms of Specific Series of the New Bonds

The prospectus supplement relating to each series of New Bonds offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

1. the designation, or name, of the series of New Bonds;

2. the aggregate principal amount of the series;

3. the offering price of the series;

4. the date on which the series will mature;

5. the rate or method for determining the rate at which the series will bear interest;

6. the date from which interest on the series accrues;

7. the dates on which interest on the series will be payable;

8. the prices and the other terms and conditions, if any, upon which we may redeem the series prior to maturity;

9. the applicability of the dividend covenant described below to the series;

10. the terms of an insurance policy, if any, that will be provided for the payment of the principal of and/or interest on the series;

11. the rights, if any, of a holder to elect repayment; and

12. any other terms of the series not inconsistent with the provisions of the mortgage.

As of March 31, 2009, we had approximately $650 million principal amount of bonds outstanding.

Payment

The New Bonds and interest thereon will be paid in any coin or currency of the United States of America that at the time of payment is legal tender at the corporate trust office of the corporate trustee in the Borough of Manhattan, City and State of New York. See “—Book-Entry Only Securities” for additional information relating to payment on the New Bonds.

Redemption and Retirement

The prospectus supplement for a particular series of New Bonds offered by this prospectus will contain the prices and other terms and conditions, if any, for redemption of that series prior to maturity.

Form and Exchange

The New Bonds will be fully-registered bonds without coupons. See “—Book-Entry Only Securities.” The New Bonds will be exchangeable for other New Bonds of the same series in equal aggregate principal amounts.

Security

The New Bonds, together with all other bonds outstanding now or in the future under the mortgage, will be secured by the mortgage. In the opinion of our counsel, the mortgage constitutes a first mortgage lien on substantially all of our property subject to bankruptcy law and:

1. minor defects and encumbrances customarily found in similar properties that do not materially impair the use of the property in the conduct of our business;

2. other liens, defects and encumbrances, if any, existing or placed thereon at the time of our acquisition of the property; and

3. excepted encumbrances.

The mortgage does not create a lien on the following “excepted property”:

1. cash and securities;

2. all merchandise, equipment, apparatus, materials and supplies held for sale or other disposition in the usual course of business or consumable during use;

3. automobiles, vehicles and aircraft, timber, minerals, mineral rights and royalties; and

4. receivables, contracts, leases and operating agreements.

The mortgage contains provisions that impose the lien of the mortgage on property that we acquire after the date of the mortgage, other than the excepted property, subject to pre-existing liens. However, if we consolidate or merge with, or sell substantially all of our assets to, another corporation, the lien created by the mortgage will generally not cover the property of the successor company, other than the property it acquires from us and improvements, replacements and additions to that property.

The mortgage also provides that the trustees have a lien on the mortgaged property to ensure the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities. This lien takes priority over the lien securing the New Bonds.

Issuance of Additional Bonds

There is no limit to the amount of bonds that we can issue under the mortgage. Bonds of any series may be issued from time to time on the following bases:

1. 70% of property additions after adjustments to offset retirements;

2. retirements of first mortgage bonds; or

3. deposit of cash with the trustees.

Property additions generally include, among other things, electric, gas, steam or hot water property acquired after December 31, 1987. Securities, automobiles, vehicles or aircraft, or property used principally for the production or gathering of natural gas, are not included as property additions. Deposited cash may be withdrawn upon the bases stated in clause (1) or (2) above.

As of March 31, 2009, we could have issued approximately $671 million of additional bonds on the basis of net property additions and approximately $285 million on the basis of retired bond credits.

With certain exceptions in the case of clause (2) above, the issuance of bonds must meet an “earnings” test. The adjusted net earnings, before income taxes, for 12 consecutive months of the preceding 18 months, must be at least twice the annual interest requirements on all bonds outstanding at the time, including the additional bonds to be issued, plus all indebtedness, if any, of prior rank. In general, interest on variable interest rate bonds, if any, is calculated using the average rate in effect during such 12-month period.

The mortgage contains restrictions on the issuance of bonds against property subject to liens.

Other than the security afforded by the lien of the mortgage and restrictions on the issuance of additional bonds described above, there are no provisions of the mortgage that grant the holders of the bonds protection in the event of a highly leveraged transaction involving us.

Release and Substitution of Property

We may release property from the lien of the mortgage, without applying an earnings test, on the following bases:

1. the deposit of cash or, to a limited extent, purchase money mortgages;

2. property additions, after adjustments in certain cases to offset retirements and after making adjustments for certain prior lien bonds, if any, outstanding against property additions; and

3. a waiver of the right to issue bonds.

We can withdraw cash upon the bases stated in clauses (2) and/or (3) above. Property we owned on December 31, 1987 may be released on the basis of its depreciated book value while all other property may be released on the basis of its cost, as defined in the mortgage.

We may release unfunded property if after such release at least one dollar in unfunded property remains subject to the lien of the mortgage.

Dividend Covenant

The terms of outstanding series of our bonds include our covenant to restrict our payment of cash dividends on our common stock in certain circumstances. Any dividend covenant applicable to a series of New Bonds issued and sold under this prospectus will be described in the prospectus supplement relating to that series of New Bonds. There is no assurance that the terms of future dividend covenants, if any, will be the same as those applicable to our outstanding bonds.

Modification

Your rights as a bondholder may be modified with the consent of the holders of a majority in aggregate principal amount of the bonds, or, if less than all series of bonds are adversely affected, with the consent of the holders of a majority in aggregate principal amount of the bonds adversely affected. In general, no modification is effective against any bondholder without that bondholder’s consent if it:

1. affects the terms of payment of principal, premium, if any, or interest;

2. affects the lien of the mortgage; or

3. reduces the percentage required for modification.

Defaults and Notices Thereof

Defaults under the mortgage include:

1. default in the payment of principal;

2. default for 30 days in the payment of interest;

3. certain events of bankruptcy, insolvency or reorganization;

4. defaults under a supplemental indenture; and

5. default in other covenants for 90 days after notice (unless we have in good faith commenced efforts to perform the covenant).

The trustees may withhold notice of default, except in payment of principal, interest or funds for purchase or redemption of bonds, if they in good faith determine it is in the interests of the holders of bonds.

The corporate trustee or the holders of 25% of the bonds may declare the principal and interest due and payable on default. However, a majority of the holders may annul such declaration if the default has been cured. No holder of bonds may enforce the lien of the mortgage without giving the trustees written notice of a default and unless

1. the holders of 25% of the bonds have requested the trustees in writing to act, offered them reasonable opportunity to act and indemnity satisfactory to them against the costs, expenses and liabilities to be incurred thereby; and

2. the trustees shall have failed to act within 60 days of such request.

The holders of a majority in aggregate principal amount of the bonds may direct the time, method and place of conducting any proceedings for any remedy available to the trustees or exercising any trust or power conferred on the trustees. The trustees are not required to risk their funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured.

Evidence to be Furnished to the Corporate Trustee

Compliance with the mortgage provisions is evidenced by written statements of our officers or persons we select or pay. In certain cases, opinions of counsel and certifications of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. We must give the corporate trustee an annual certificate as to whether or not we have fulfilled our obligations under the mortgage throughout the preceding year.

Satisfaction and Discharge of Mortgage

After we provide for the payment of all of the bonds (including the New Bonds offered by this prospectus) and after paying all other sums due under the mortgage, the mortgage may be satisfied and discharged. The bonds will be deemed to have been paid when money or Eligible Obligations (as defined below) sufficient to pay the bonds (in the opinion of an independent accountant in the case of Eligible Obligations) at maturity or upon redemption have been irrevocably set apart or deposited with the corporate trustee, provided that the corporate trustee shall have received an opinion of counsel to the effect that the setting apart or deposit does not require registration under the Investment Company Act of 1940, does not violate any applicable laws and does not result in a taxable event with respect to the holders of the bonds prior to the time of their right to receive payment. “Eligible Obligations” means obligations of the United States of America that do not permit the redemption thereof at the issuer’s option.

Book-Entry Only Securities

The New Bonds will be issued in book-entry only form and will be represented by one or more registered global securities that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) (or another depository which may replace DTC as depository for the book-entry New Bonds) and registered in the name of the depository or a nominee of the depository. The following is based solely on information furnished by DTC:

Unless otherwise specified in the applicable prospectus supplement, DTC, New York, NY, will act as securities depository for the New Bonds. The New Bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered New Bond certificate will be issued for each issue of the New Bonds, in the aggregate principal amount of such issue, and will be deposited with DTC or its custodian.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTC is owned by the users of its regulated subsidiaries. Access to the DTCC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its Direct and Indirect Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of New Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Bonds on DTC’s records. The ownership interest of each actual purchaser of each New Bond (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in New Bonds, except in the event that use of the book-entry system for the New Bonds is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of New Bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such New Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of the first mortgage bonds may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the first mortgage bonds, such as redemptions, tenders, defaults, and proposed amendments to the mortgage. For example, Beneficial Owners of first mortgage bonds may wish to ascertain that the nominee holding the first mortgage bonds for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the trustee and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all the first mortgage bonds within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to New Bonds unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts New Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, principal payments, interest payments, and any premium payments on the New Bonds will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or its nominee, the trustee, any underwriters or dealers or agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal payments, interest payments, and any premium payments on the New Bonds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of either the trustee or us, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the New Bonds at any time by giving reasonable notice to the trustee or us. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the New Bonds are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, certificates representing the New Bonds will be printed and delivered to DTC.

Except as provided in the applicable prospectus supplement, a Beneficial Owner will not be entitled to receive physical delivery of the New Bonds. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the New Bonds.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1. through one or more underwriters or dealers;

2. directly to one or more purchasers;

3. through one or more agents; or

4. through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1. the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2. the initial public offering price;

3. any underwriting discounts and other items constituting underwriters’ compensation;

4. the proceeds we receive from that sale; and

5. any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bond so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the New Bonds and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from Entergy Mississippi, Inc.’s Annual Report on Form 10-K, and the effectiveness of Entergy Mississippi, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, and Wise Carter Child & Caraway, Professional Association, Jackson, Mississippi. Certain legal matters with respect to the offering of the New Bonds will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters. Morgan, Lewis & Bockius LLP and Pillsbury Winthrop Shaw Pittman LLP may rely on the opinion of Wise Carter Child & Caraway, Professional Association, as to matters of Mississippi law relevant to their opinions. Matters pertaining to New York law will be passed upon by Morgan, Lewis & Bockius LLP, our New York counsel. All legal matters pertaining to our organization, franchises, titles to property and the lien of the mortgage will be passed upon only by Wise Carter Child & Caraway, Professional Association.

The statements in this prospectus as to matters of law and legal conclusions made under “Description of the New Bonds—Security,” have been reviewed by Wise Carter Child & Caraway, Professional Association, and are set forth herein in reliance upon the opinion of said counsel, and upon their authority as experts.